BANCO  ITAÚ  HOLDING  FINANCEIRA  S.A.

CNPJ. 60.872.504/0001-23	NIRE. 35300010230

A Publicly Listed Company

MEETING OF THE FISCAL COUNCIL

OF MAY 7, 2007

On May 7, 2007 at 11:00 a.m. at the company’s head office, the effective members of the Fiscal Council of BANCO ITAÚ HOLDING FINANCEIRA S.A., met under the presidency of Prof. Iran Siqueira Lima, with the purpose of providing an opinion on the first quarter 2007 financial statements.

Following due examination of the said financial statements, the Fiscal Councilors resolved to register the following opinion:

“The members of the Fiscal Council of Banco Itaú Holding Financeira S.A., having perused the first quarter 2007 financial statements, have verified the accuracy of all the items examined, understanding them to adequately reflect the company’s capital structure, financial position and the activities conducted during the period, recommending that they be approved by the company’s Board of Directors.”

There being no further matter for discussion, the meeting was declared concluded and its work completed. The relative minutes having been transcribed, read and approved, were signed by all those present. São Paulo-SP, May 7, 2007. (signed) Iran Siqueira Lima, Alberto Sozin Furuguem and Fernando Alves de Almeida – Councilors.

ALFREDO EGYDIO SETUBAL

Investor Relations Officer